Exhibit 2

Third Quarter Results 2020

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange	In Mexico:

Ticker: CEMEXCPO	+ 52 (81) 8888 4292

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January—September					Third Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Consolidated cement volume	46,232	47,161	(2%)		17,037	16,479	3%
Consolidated ready-mix volume	34,525	37,681	(8%)		12,330	13,058	(6%)
Consolidated aggregates volume	97,711	103,847	(6%)		35,447	35,574	(0%)
Net sales	9,433	9,872	(4%)	(2%)	3,436	3,377	2%	3%
Gross profit	3,074	3,269	(6%)	(2%)	1,176	1,157	2%	5%
as % of net sales	32.6%	33.1%	(0.5pp )		34.2%	34.3%	(0.1pp )
Operating earnings before other expenses, net	992	1,051	(6%)	(0%)	453	394	15%	20%
as % of net sales	10.5%	10.6%	(0.1pp )		13.2%	11.7%	1.5pp
Controlling interest net income (loss)	(1,537)	381	N/A		(1,535)	187	N/A
Operating EBITDA	1,816	1,824	(0%)	3%	728	655	11%	15%
as % of net sales	19.3%	18.5%	0.8pp		21.2%	19.4%	1.8pp
Free cash flow after maintenance capital expenditures	383	169	126%		458	290	58%
Free cash flow	237	6	3847%		427	211	103%
Total debt plus perpetual notes	13,756	11,330	21%		13,756	11,330	21%
Earnings (loss) of continuing operations per ADS	(0.96)	0.13	N/A		(0.98)	0.10	N/A
Fully diluted earnings (loss) of continuing operations per ADS (1)	(0.96)	0.15	N/A		(0.98)	0.11	N/A
Average ADSs outstanding	1,498	1,532	(2%)		1,490	1,530	(3%)
Employees	40,140	40,407	(1%)		40,140	40,407	(1%)

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

(1)	For the period of January-September 2020, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the third quarter of 2020 reached US$3.4 billion, representing an increase of 2%, or 3% on a like-to-like basis for ongoing operations and adjusting for foreign exchange fluctuations, compared with the third quarter of 2019. The increase was mainly due to higher volumes in Mexico and our Europe, Middle East, Africa and Asia region as well as higher prices of our products in local currency terms in most of our regions.

Cost of sales, as a percentage of net sales, increased by 0.1pp during the third quarter of 2020 compared with the same period last year, from 65.7% to 65.8%. The increase was mainly driven by higher electricity, as well as purchased cement and clinker costs, partially offset by lower fuel costs.

Operating expenses, as a percentage of net sales decreased by 1.5pp during the third quarter of 2020 compared with the same period last year, from 22.6% to 21.1%, mainly in sales, distribution, and corporate expenses.

Operating EBITDA in the third quarter of 2020 reached US$728 million, which increased 11% or 15% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. The increase was due to higher contributions in all our regions.

Operating EBITDA margin increased by 1.8pp from 19.4% in the third quarter of 2019 to 21.2% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$10 million, resulting mainly from the interest rate swap hedge and the derivatives related to GCC shares.

Other expenses, net, for the quarter were US$1.6 billion, which includes mainly the $1.5 billion of impairment of goodwill and assets and severance payments.

Foreign exchange results for the quarter was a loss of US$28 million, mainly due to the fluctuation of the Colombian peso and the Euro versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$1.5 billion in the third quarter of 2020 versus an income of US$187 million in the same quarter of 2019. The loss primarily reflects the $1.5 billion of impairment of goodwill and assets, higher financial expenses, a negative variation in foreign exchange results and a negative variation in discontinued operations, partially offset by higher operating earnings before other expenses net, and lower income tax.

Net debt plus perpetual notes decreased by US$504 million during the quarter.

2020 Third Quarter Results	Page 2

Operating results

Mexico

		January—September				Third Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	1,976	2,175	(9%)	2%	723	716	1%	14%
Operating EBITDA	662	740	(10%)	1%	246	240	3%	16%
Operating EBITDA margin	33.5%	34.0%	(0.5pp )		34.1%	33.5%	0.6pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January—September	Third Quarter	January—September	Third Quarter	January—September	Third Quarter
Volume	2%	11%	(20%)	(13%)	(14%)	(5%)
Price (USD)	(10%)	(8%)	(11%)	(12%)	(6%)	(4%)
Price (local currency)	1%	3%	(0%)	(1%)	5%	8%

In Mexico, our cement volumes increased by 11%, while ready mix and aggregates dropped by 13% and 5%, respectively, during the quarter. Bagged cement continued its growth path supported by government social programs, home improvements and higher remittances. Formal construction activity increased as private sector and government infrastructure projects accelerate.

During the quarter, our prices in local-currency terms remained flat on a sequential basis mainly due to a product mix effect.

United States

		January—September				Third Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	2,983	2,846	5%	5%	1,012	998	1%	1%
Operating EBITDA	560	480	17%	17%	199	186	7%	7%
Operating EBITDA margin	18.8%	16.9%	1.9pp		19.7%	18.7%	1.0pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January—September	Third Quarter	January—September	Third Quarter	January—September	Third Quarter
Volume	6%	3%	(0%)	(4%)	3%	2%
Price (USD)	1%	0%	2%	1%	0%	(3%)
Price (local currency)	1%	0%	2%	1%	0%	(3%)

The United States kept its strong momentum in the third quarter, driven primarily by a pickup in residential activity and growth in the infrastructure sector. Cement and aggregates volumes increased 3% and 2% respectively, while ready-mix decreased by 4%.

During the quarter, pricing for cement, ready-mix and aggregates was stable sequentially.

EBITDA margin expanded by one percentage point due to improved logistics, lower fuel costs and savings from “Operation Resilience”.

2020 Third Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

		January—September				Third Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	3,236	3,323	(3%)	(4%)	1,238	1,150	8%	2%
Operating EBITDA	471	483	(2%)	(4%)	220	193	14%	8%
Operating EBITDA margin	14.5%	14.5%	0.0pp		17.7%	16.8%	0.9pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement			Ready-mix	Aggregates
Year-over-year percentage variation	January—September	Third Quarter	January—September	Third Quarter	January—September	Third Quarter
Volume	(3%)	1%	(6%)	(1%)	(6%)	2%
Price (USD)	(0%)	4%	2%	7%	2%	8%
Price (local currency) (*)	(2%)	(2%)	0%	1%	1%	2%

In our EMEAA region, EBITDA grew 8% YoY driven by Europe, Israel, and the Philippines.

In Europe, our domestic gray cement volumes increased 2% while ready-mix decreased 4% and aggregates volumes remained flat during the quarter, on a year-over-year basis. Strong volume performance continued in Germany, Poland, and Czech Republic, while we saw a marked recovery in the UK, France, and Spain as economies opened.

Prices in Europe for our three core products in local currency terms, were up both sequentially and on a year-over-year basis.

In the Philippines, we experienced a sharp recovery of volumes in the quarter as the lockdown measures were lifted in late May. Our EBITDA margin in the Philippines went up 9 percentage points mainly due to cost containment measures and lower maintenance.

Israel continued with its robust performance, again beating its record EBITDA which was just set in second quarter.

In Egypt, despite government suspension of private residential construction permits, our volumes for the quarter were up YoY.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

		January—September				Third Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	1,051	1,267	(17%)	(12%)	395	417	(5%)	1%
Operating EBITDA	266	284	(7%)	(1%)	109	89	23%	31%
Operating EBITDA margin	25.3%	22.4%	2.9pp		27.7%	21.4%	6.3pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement			Ready-mix	Aggregates
Year-over-year percentage variation	January—September	Third Quarter	January— September	Third Quarter	January—September	Third Quarter
Volume	(13%)	(1%)	(37%)	(26%)	(39%)	(28%)
Price (USD)	(2%)	(2%)	(11%)	(13%)	(2%)	(5%)
Price (local currency) (*)	5%	6%	(2%)	(5%)	7%	3%

In our South, Central America and the Caribbean region, cement volumes almost recovered to levels of last year. EBITDA margin increased 6.3 percentage points as a result of our cost reduction initiatives, higher prices in local currency terms and tailwinds from lower fuel prices. Cement prices declined 2% on a sequential basis mainly due to geographic mix.

In Colombia, our quarterly cement volumes declined 6% reflecting the entrance of a new competitor into the market late last year. Industry volumes improved significantly almost reaching levels of the prior year. Construction activity was supported by the self-construction sector and 4G-highway projects. Our cement prices continued with favorable performance, as evidenced by the 8% and 2% year over year and sequential growth, respectively, in local-currency terms.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Third Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January—September			Third Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	992	1,051	(6%)	453	394	15%
+ Depreciation and operating amortization	824	774		276	261

Operating EBITDA	1,816	1,824	(0%)	728	655	11%
- Net financial expense	542	522		187	169
- Maintenance capital expenditures	320	441		103	176
- Change in working capital	344	563		(136)	(7)
- Taxes paid	115	142		34	31
- Other cash items (net)	126	40		83	23
- Free cash flow discontinued operations	(14)	(53)		(1)	(27)

Free cash flow after maintenance capital expenditures	383	169	126%	458	290	58%
- Strategic capital expenditures	147	163		32	80

Free cash flow	237	6	3847%	427	211	103%

In millions of U.S. dollars, except percentages.

Due to higher EBITDA and proactive working capital management and lower maintenance capex, we generated US$458 million of free cash flow after maintenance capex and US$427 million of free cash flow during the third quarter.

Average working capital days on a YoY basis have improved from -6 in 3rd quarter 2019 to -12 days in 3rd quarter 2020.

Our leverage ratio was reduced by 0.30 times on a sequential basis due to a decrease in net debt and an improvement in the trailing twelve months EBITDA, placing us at a lower interest rate level within the margin grid for our Facilities Agreement debt

Information on debt and perpetual notes

	Third Quarter			Second Quarter		Third Quarter
	2020	2019	% var	2020		2020	2019
Total debt (1)	13,310	10,889	22%	13,196	Currency denomination

Short-term	22%	10%		6%	U.S. dollar	71%	68%
Long-term	78%	90%		94%	Euro	21%	23%
Perpetual notes	446	441	1%	443	Mexican peso	1%	1%
Total debt plus perpetual notes	13,756	11,330	21%	13,638	Other	7%	8%

Cash and cash equivalents	3,453	299	1055%	2,832
Net debt plus perpetual notes	10,303	11,031	(7%)	10,807	Interest rate(3)

					Fixed	79%	75%

Consolidated funded debt (2)	10,337	10,624		10,790	Variable	21%	25%

Consolidated leverage ratio (2)	4.27	4.05		4.57
Consolidated coverage ratio (2)	3.69	4.03		3.69

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2020 Third Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January—September				Third Quarter
INCOME STATEMENT	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Net sales	9,433,031	9,871,599	(4%)	(2%)	3,436,215	3,377,074	2%	3%
Cost of sales	(6,359,200)	(6,602,174)	4%		(2,260,030)	(2,220,401)	(2%)

Gross profit	3,073,831	3,269,424	(6%)	(2%)	1,176,185	1,156,672	2%	5%
Operating expenses	(2,081,959)	(2,218,738)	6%		(723,498)	(762,643)	5%

Operating earnings before other expenses, net	991,872	1,050,686	(6%)	(0%)	452,687	394,030	15%	20%
Other expenses, net	(1,748,210)	(131,615)	(1228%)		(1,635,688)	(44,823)	(3549%)

Operating earnings	(756,338)	919,072	N/A		(1,183,001)	349,207	N/A
Financial expense	(599,213)	(525,443)	(14%)		(248,308)	(166,695)	(49%)
Other financial income (expense), net	(19,594)	(37,932)	48%		(50,924)	(11,658)	(337%)
Financial income	12,601	15,938	(21%)		3,681	6,280	(41%)
Results from financial instruments, net	(16,322)	1,405	N/A		(9,505)	(4,537)	(109%)
Foreign exchange results	29,275	(10,331)	N/A		(28,324)	1,909	N/A
Effects of net present value on assets and liabilities and others, net	(45,148)	(44,945)	(0%)		(16,776)	(15,308)	(10%)
Equity in gain (loss) of associates	31,318	30,536	3%		17,829	19,306	(8%)

Income (loss) before income tax	(1,343,827)	386,232	N/A		(1,464,404)	190,160	N/A
Income tax	(70,492)	(151,165)	53%		19,352	(35,991)	N/A

Profit (loss) of continuing operations	(1,414,319)	235,067	N/A		(1,445,052)	154,169	N/A
Discontinued operations	(105,217)	175,340	N/A		(80,092)	38,216	N/A

Consolidated net income (loss)	(1,519,535)	410,407	N/A		(1,525,144)	192,386	N/A
Non-controlling interest net income (loss)	17,419	29,647	(41%)		10,274	5,014	105%

Controlling interest net income (loss)	(1,536,955)	380,760	N/A		(1,535,418)	187,372	N/A

Operating EBITDA	1,816,068	1,824,456	(0%)	3%	728,281	655,217	11%	15%
Earnings (loss) of continued operations per ADS	(0.96)	0.13	N/A		(0.98)	0.10	N/A
Earnings (loss) of discontinued operations per ADS	(0.07)	0.11	N/A		(0.05)	0.02	N/A

	As of September 30
BALANCE SHEET	2020	2019	% var
Total assets	29,233,041	28,508,655	3%
Cash and cash equivalents	3,453,181	299,078	1055%
Trade receivables less allowance for doubtful accounts	1,610,250	1,660,115	(3%)
Other accounts receivable	447,674	295,426	52%
Inventories, net	934,195	1,016,551	(8%)
Assets held for sale	147,311	189,467	(22%)
Other current assets	135,592	122,956	10%
Current assets	6,728,202	3,583,593	88%
Property, machinery and equipment, net	10,723,930	11,717,024	(8%)
Other assets	11,780,909	13,208,038	(11%)

Total liabilities	20,423,582	17,450,077	17%
Current liabilities	7,376,556	5,182,077	42%
Long-term liabilities	9,360,557	8,769,667	7%
Other liabilities	3,686,468	3,498,333	5%

Total stockholder’s equity	8,809,459	11,058,578	(20%)
Non-controlling interest and perpetual instruments	1,406,491	1,501,334	(6%)
Total controlling interest	7,402,969	9,557,244	(23%)

2020 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

		January—September				Third Quarter
NET SALES	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Mexico	1,976,213	2,175,045	(9%)	2%	723,022	716,148	1%	14%
U.S.A.	2,983,029	2,845,749	5%	5%	1,012,393	997,855	1%	1%
Europe, Middle East, Asia and Africa	3,236,173	3,322,508	(3%)	(4%)	1,238,188	1,150,250	8%	2%
Europe	2,212,885	2,272,634	(3%)	(3%)	868,932	785,489	11%	4%
Philippines	303,925	351,872	(14%)	(17%)	113,438	113,792	(0%)	(6%)
Middle East and Africa	719,363	698,001	3%	(1%)	255,818	250,969	2%	(1%)
South, Central America and the Caribbean	1,050,882	1,267,455	(17%)	(12%)	395,270	417,156	(5%)	1%
Others and intercompany eliminations	186,734	260,841	(28%)	(28%)	67,342	95,665	(30%)	(30%)

TOTAL	9,433,031	9,871,599	(4%)	(2%)	3,436,215	3,377,074	2%	3%

GROSS PROFIT
Mexico	1,022,664	1,133,385	(10%)	2%	374,372	379,669	(1%)	11%
U.S.A.	768,852	749,417	3%	3%	270,204	284,699	(5%)	(5%)
Europe, Middle East, Asia and Africa	844,918	902,853	(6%)	(8%)	352,127	332,662	6%	0%
Europe	576,548	621,991	(7%)	(8%)	249,378	235,581	6%	(1%)
Philippines	129,006	145,155	(11%)	(14%)	52,815	46,898	13%	6%
Middle East and Africa	139,363	135,708	3%	(1%)	49,935	50,183	(0%)	(3%)
South, Central America and the Caribbean	392,425	455,697	(14%)	(8%)	153,798	147,269	4%	12%
Others and intercompany eliminations	44,973	28,072	60%	60%	25,683	12,373	108%	108%

TOTAL	3,073,831	3,269,424	(6%)	(2%)	1,176,185	1,156,672	2%	5%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	554,222	620,628	(11%)	1%	209,096	198,073	6%	19%
U.S.A.	232,319	184,711	26%	26%	90,169	87,841	3%	3%
Europe, Middle East, Asia and Africa	222,656	256,030	(13%)	(15%)	130,612	116,751	12%	6%
Europe	118,251	150,459	(21%)	(23%)	82,261	78,823	4%	(2%)
Philippines	58,323	64,799	(10%)	(12%)	27,681	20,243	37%	31%
Middle East and Africa	46,083	40,773	13%	9%	20,670	17,685	17%	13%
South, Central America and the Caribbean	198,932	213,720	(7%)	(2%)	87,269	66,225	32%	42%
Others and intercompany eliminations	(216,258)	(224,402)	4%	(6%)	(64,459)	(74,861)	14%	6%

TOTAL	991,872	1,050,686	(6%)	(0%)	452,687	394,030	15%	20%

2020 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

		January—September			Third Quarter
OPERATING EBITDA	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Mexico	662,475	739,665	(10%)	1%	246,307	239,892	3%	16%
U.S.A.	560,418	480,330	17%	17%	199,067	186,225	7%	7%
Europe, Middle East, Asia and Africa	470,735	482,654	(2%)	(4%)	219,696	192,854	14%	8%
Europe	292,755	316,689	(8%)	(9%)	145,550	134,346	8%	2%
Philippines	93,035	91,990	1%	(2%)	39,532	29,442	34%	28%
Middle East and Africa	84,945	73,976	15%	11%	34,614	29,065	19%	16%
South, Central America and the Caribbean	265,622	284,487	(7%)	(1%)	109,358	89,245	23%	31%
Others and intercompany eliminations	(143,183)	(162,682)	12%	(1%)	(46,146)	(52,999)	13%	2%

TOTAL	1,816,068	1,824,456	(0%)	3%	728,281	655,217	11%	15%

OPERATING EBITDA MARGIN
Mexico	33.5%	34.0%			34.1%	33.5%
U.S.A.	18.8%	16.9%			19.7%	18.7%
Europe, Middle East, Asia and Africa	14.5%	14.5%			17.7%	16.8%
Europe	13.2%	13.9%			16.8%	17.1%
Philippines	30.6%	26.1%			34.8%	25.9%
Middle East and Africa	11.8%	10.6%			13.5%	11.6%
South, Central America and the Caribbean	25.3%	22.4%			27.7%	21.4%

TOTAL	19.3%	18.5%			21.2%	19.4%

2020 Third Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January— September				Third Quarter
	2020	2019	% var	2020	2019	% var
Consolidated cement volume (1)	46,232	47,161	(2%)	17,037	16,479	3%
Consolidated ready-mix volume	34,525	37,681	(8%)	12,330	13,058	(6%)
Consolidated aggregates volume (2)	97,711	103,847	(6%)	35,447	35,574	(0%)

Per-country volume summary

	January— September	Third Quarter	Third Quarter 2020 vs.
DOMESTIC GRAY CEMENT VOLUME	2020 vs. 2019	2020 vs. 2019	Second Quarter 2020
Mexico	2%	11%	18%
U.S.A.	6%	3%	(2%)
Europe, Middle East, Asia and Africa	(3%)	1%	17%
Europe	1%	2%	8%
Philippines	(12%)	(3%)	38%
Middle East and Africa	(1%)	1%	21%
South, Central America and the Caribbean	(13%)	(1%)	41%

READY-MIX VOLUME
Mexico	(20%)	(13%)	58%
U.S.A.	(0%)	(4%)	(0%)
Europe, Middle East, Asia and Africa	(6%)	(1%)	16%
Europe	(10%)	(4%)	16%
Philippines	N/A	N/A	N/A
Middle East and Africa	2%	2%	16%
South, Central America and the Caribbean	(37%)	(26%)	91%

AGGREGATES VOLUME
Mexico	(14%)	(5%)	60%
U.S.A.	3%	2%	1%
Europe, Middle East, Asia and Africa	(6%)	2%	16%
Europe	(9%)	0%	18%
Philippines	N/A	N/A	N/A
Middle East and Africa	9%	12%	7%
South, Central America and the Caribbean	(39%)	(28%)	85%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2020 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January—September	Third Quarter	Third Quarter 2020 vs.
DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	Second Quarter 2020
Mexico	(10%)	(8%)	4%
U.S.A.	1%	0%	0%
Europe, Middle East, Asia and Africa (*)	(0%)	4%	4%
Europe (*)	2%	9%	8%
Philippines	(2%)	2%	4%
Middle East and Africa (*)	(8%)	(18%)	(11%)
South, Central America and the Caribbean (*)	(2%)	(2%)	(3%)

READY-MIX PRICE
Mexico	(11%)	(12%)	4%
U.S.A.	2%	1%	0%
Europe, Middle East, Asia and Africa (*)	2%	7%	7%
Europe (*)	1%	10%	10%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	4%	2%	0%
South, Central America and the Caribbean (*)	(11%)	(13%)	(4%)

AGGREGATES PRICE
Mexico	(6%)	(4%)	7%
U.S.A.	0%	(3%)	(1%)
Europe, Middle East, Asia and Africa (*)	2%	8%	8%
Europe (*)	2%	9%	10%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	8%	5%	3%
South, Central America and the Caribbean (*)	(2%)	(5%)	2%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January—September	Third Quarter	Third Quarter 2020 vs.
DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	Second Quarter 2020
Mexico	1%	3%	0%
U.S.A.	1%	0%	0%
Europe, Middle East, Asia and Africa (*)	(2%)	(2%)	(1%)
Europe (*)	2%	3%	1%
Philippines	(5%)	(3%)	0%
Middle East and Africa (*)	(14%)	(21%)	(11%)
South, Central America and the Caribbean (*)	5%	6%	(2%)

READY-MIX PRICE
Mexico	(0%)	(1%)	(0%)
U.S.A.	2%	1%	0%
Europe, Middle East, Asia and Africa (*)	0%	1%	1%
Europe (*)	1%	3%	3%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	1%	(1%)	(2%)
South, Central America and the Caribbean (*)	(2%)	(5%)	(4%)

AGGREGATES PRICE
Mexico	5%	8%	3%
U.S.A.	0%	(3%)	(1%)
Europe, Middle East, Asia and Africa (*)	1%	2%	2%
Europe (*)	1%	2%	3%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	5%	2%	0%
South, Central America and the Caribbean (*)	7%	3%	2%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Third Quarter Results	Page 12

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2020		2019		2020
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,486	37	1,249	(12)	800	84
Equity related derivatives (2)	68	3	93	2	72	5
Interest rate swaps (3)	1,000	(45)	1,121	(35)	1,000	(59)
Fuel derivatives (4)	149	(15)	113	(2)	170	(14)

	2,703	(20)	2,576	(47)	2,042	16

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with options on the Parent Company own shares and forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans. As of September 30, 2019, included an interest-rate swap derivative related to long-term energy contracts.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2020, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$20 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449

End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of September 30, 2020 were 20,541,277.

Assets held for sale, discontinued operations and other disposal groups

Assets held for sale and discontinued operations

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, which include approximately US$30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. For purposes of the Income Statements for the nine-month periods ended September 30, 2020 and 2019 the operations related to this segment from January 1 to August 3, 2020 and for the nine-month periods ended September 30, 2019, respectively, are presented net of tax in the single line item “Discontinued operations,” including in 2020 an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Income Statements for the nine-month periods ended September 30, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the nine-month period ended September 30, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million (US$36.2 million). CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million (US$97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

2020 Third Quarter Results	Page 13

Other information

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price in euro equivalent of US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% interest in Akmenes Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s Income Statement for the six-month period ended June 30, 2019, include the operations of these disposed assets for the period from January 1 to March 29, 2019 net of income tax in the single line item “Discontinued operations,” including a gain on sale of US$66 million.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for a price of US$180 million, including its Buñol cement plant in Spain and its white cement customers list. CEMEX currently expects to close this transaction at the end of 2020 or early in 2021. As of September 30, 2020, the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “assets and liabilities held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the nine-month periods ended September 30, 2020 and 2019 are reported in the Income Statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Income Statements of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the period from January 1 to August 3, 2020 and the nine-month period ended September 30, 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the nine-month period ended September 30, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the nine-month periods ended September 30, 2020 and 2019:

INCOME STATEMENT	Jan-Sep		Third Quarter
(Millions of U.S. dollars)	2020	2019	2020	2019
Sales	177	461	41	128
Cost of sales and operating	(170)	(430)	(41)	(111)
Other income (expenses), net	(8)	1	(7)	(0)
Interest expense, net and others	6	(1)	0	(0)

Income before income tax	5	31	(7)	17

Income tax	(77)	0	(22)	(0)

Income from discontinued operations	(72)	31	(29)	17

Net gain on sale	(33)	144	(51)	21

Income from discontinued operations	(105)	175	(80)	38

Assets held for sale and related liabilities

As of September 30, 2020, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Spain, as mentioned above:

(Millions of U.S. dollars)	3Q20
Current assets	0
Non-current assets	99

Total assets of the disposal group	99
Current liabilities	0
Non-current liabilities	0

Total liabilities directly related to disposal group	0

Total net assets of disposal group	99

Impairment of property, plant and equipment and goodwill in 3Q20

During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 Pandemic and considering the consolidation of impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of approximately US$1.5 billion which is comprised of approximately US$1.02 billion of impairment from goodwill related to our business in the U.S., as well as approximately US$480 million of impairment from idle assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

The impairment of goodwill in the U.S. resulted from the aforementioned lack of visibility and high uncertainty which made us change our cash-flows projections methodology in the U.S. from 7 to 5 years (remove 2 years) as well as reduce our long-term growth rate from 2.5% to 2%, which generated an excess of the net book value of our business in the U.S. against the discounted cash flow projections as of September 30, 2020. Despite of these changes in methodology, we are confident in our good results in the U.S. in the short-term.

Moreover, we recognized impairment charges of idle assets of US$480 million related to several assets, mainly cement assets and permits in the U.S. of US$263 million, as well as cement assets in Spain of US$148 million, in the UK of US$34 and in South, Central America and the Caribbean of US$15 million, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses, that either have been closed for extended periods of time and/or will remain closed for the foreseeable future as there are no current plans to restart these operations and because of CEMEX’s ability to switch production to more efficient plants that would allow CEMEX to meet demand for its products.

These non-cash charges do not impact our liquidity, Operating EBITDA and cash taxes payable, nevertheless our total assets, net income and equity were affected in the quarter.

Employee recognition

CEMEX has decided that its executives that agreed to forgo part of their May, June and July 2020 monthly salaries as part of the then temporary measures to mitigate the effects of the COVID-19 pandemic, will be compensated before the end of the year as recognition of their effort and commitment to the company. The amount of this compensation is not material.

2020 Third Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEAA region includes Europe, Middle East, Asia and Africa. Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom. Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

	January - September		Third Quarter		Third Quarter
	2020	2019	2020	2019	2020	2019
Exchange rates	Average	Average	Average	Average	End of period	End of period
Mexican peso	21.96	19.39	22.08	19.64	22.11	19.73
Euro	0.8858	0.8925	0.8458	0.9061	0.853	0.9174
British pound	0.7837	0.7881	0.7623	0.8191	0.7741	0.8134

Amounts provided in units of local currency per U.S. dollar.

2020 Third Quarter Results	Page 15

Disclaimer

This report contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2020 Third Quarter Results	Page 16